DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE PERIOD ENDED JANUARY 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the “Company”, or “Derek”) is pleased to present to Derek’s shareholders a summary of the Company’s activities for the quarter ended January 31, 2006, and other pertinent events subsequent to that date up to and including March 17, 2006.

The following information should be read in conjunction with the unaudited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company is a “reporting” company in the Provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol “DRK”.  The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming LAK Ranch oil project.

OVERALL PERFORMANCE

During the last year the Company and its partners were successful in advancing the LAK Ranch Project by completing three cycles of steam injection into the reservoir, and then commencing continuous steaming operations.  This has lead to an immediate increase in production from the one producing horizontal well (40-60 barrels per day versus 10 barrels per day prior to continuous steaming).  This phase will be the last of the pilot stage of operations.  We expect this phase to last at least another six months, to be followed by a development phase of at least 21 additional producing wells.  All of this proposed development is on the Newcastle sand horizons only.

The 3-D seismic has also defined exploration targets below the Newcastle sand horizon, that management is currently evaluating.  While management places a high priority on drilling the exploration targets identified and anticipates drilling the targets, with a partner or partners, in 2006, the main focus remains the economic development of the Newcastle.

Working capital as at January 31, 2006 was in excess of $1,850,000 versus $875,000 at January 31, 2005. During the quarter, the Company closed a private placement of 3,930,000 units at $0.50 per unit, raising $1,965,000 before commissions.

As at March 17, 2006 our Company is in a healthy financial condition with a working capital surplus in excess of $1,600,000.

 RESULTS OF OPERATIONS

The current pilot phase is scheduled to continue until at least mid -fiscal 2006.  This extension of the previous deadline for the pilot phase is necessary because the reservoir is more complex than originally believed.  During this phase, Ivanhoe will continue to conduct continuous steam injection tests of the existing horizontal producing well for a minimum of another 6 months.

At the conclusion of the production test, Ivanhoe must decide whether to develop LAK Ranch by adding more production and injection wells or see its interest in the project reduced to a 15% working interest.

Operating results for the quarter ended January 31, 2006 with the exception of production rates, are on budget.  Meaningful production will only be achieved after the continuous steaming of the reservoir has been in effect for several months and heat has soaked into the reservoir.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	01/31/06	10/31/05	07/31/05	04/30/05	01/31/05	10/31/04	7/31/04	4/30/04
Total Income	$9,552	$3,563	$3,950	$(10,943)	$14,432	$5,363	$460	(244,387)
Net Loss	$(294,850)	$(380,717)	$(187,513)	$(386,640)	$(295,691)	$(311,517)	$(276,586)	$(1,144,521)
Net Loss per share.	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.06)

Variances in total income from quarter to quarter are caused by:

Modest increase in income was experienced in the most recent quarter as increased cash balances led to increased interest revenue.

In 2004, an error occurred in the accounting for the repayment of debt instruments that had conversion features.  The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as income in the quarter ending January 31, 2004.  The differences were reclassified to retained earnings in the quarter ended April 30, 2004.  This results in the negative income reported for the three-month period ended April 30, 2004.

Variances in Net Loss from quarter to quarter are caused by:

•

The change in income from the accounting adjustment mentioned above,

•

A change in accounting policy to expense stock option compensation added additional non-cash expenses to the quarters commencing April 30, 2004,

•

A significant decrease in foreign exchange expense from January, April and July 2005 quarters versus the 2004 quarters as the US exchange rate was less volatile in 2005 than in 2004,

•

A decrease in the January 31, 2005 accounting audit and legal expense due to the prior years costs of completing the Ivanhoe and SEC farm-out agreements,

•

A law suit brought by Pacific Capital Markets resulted in additional shareholder communications expense in the quarter ended April 30, 2004,

•

The quarters ended July 31, 2004, April 30, 2004 and January 31, 2005 had increased shareholder communications expense as the Company increased its marketing efforts,

•

Audit, legal and consulting fees were higher for the quarters ending after January 31, 2004 as a result of higher compliance costs due to Sarbanes-Oxley and other increased regulatory requirements,

•

The retirement of the debt resulted in lower interest and accretion costs for the fiscal 2004 quarters,

•

Consulting and management fees were higher in the quarters beginning July 31, 2004, as the management contract was reinstated to its full monthly rate

•

Office rent and office administration costs increased as staff increased during the fiscal 2004 year and new offices were leased.  This higher level of expense continued in the current quarter and is budgeted to remain at this level for fiscal 2006.

•

This increased staffing level also increased salaries and benefits and,

•

An increase in both shareholder information costs and travel was experienced in the January 31, 2006, as the Company increased its investor relations efforts.

1.5 LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent in the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of material revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital.  The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively.  These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil.  These factors are beyond the control of the Company.

As of the date of this management discussion and analysis, the Company had working capital of approximately $1,600,000.

Our current working capital commitments include $4,850 per month for rent, $13,500 per month for management and consulting fees and $17,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for fiscal 2005 are budgeted to be about $925,000.  The loss to January 31, 2006, adjusted for stock option expense, a non-cash item, of $760,976 would pro-rate to an annual cost of $1,014,635 or an increase of 9% from budget.

The Company’s current property payments and budgeted work commitments for the remainder of fiscal 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	30-50 % Derek, 10% SEC, and balance to Ivanhoe	$US52,500 to $US75,000
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-55% Derek, 5% SEC and balance to Ivanhoe	$US100,000
Total net budgeted cash flow	N/A	$US(47,500) to $US(25,000)

The total of all budgeted amounts for property development and required operating cost commitments is at most $US47,500 or about $60,000CDN.

When the potential operating loss (US47,500) is added to budgeted administrative costs for the balance of fiscal 2005 of $225,000 this gives a total budgeted cash requirement for the fiscal year of approximately $285,000.  With working capital of $1,600,000 at this time, the Company can meet its fiscal 2005 commitments from its cash resources.

The budgeted operating revenues and operating costs are based on modeling and projections done by Ivanhoe and assume an average daily production level from the existing horizontal well of 45 BPD in calendar 2005.  This level of production is currently being met.  As LAK Ranch is in a pilot phase, no assurance can be given that these production levels will be achieved or that any meaningful revenues will be generated in fiscal 2006 or beyond.

All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

An individual seeking a 1% royalty over the LAK Ranch property has sued the Company.  In management’s opinion this lawsuit is without merit.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.7 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services.

The Company has an ongoing contract with an officer of the Company for $3,500 per month to provide administrative services to the Company.

There are no other related party contracts.

1.8 FINANCIAL INSTRUMENTS

At this time all the Company’s financial instruments have short (less than 3 months) periods to maturity.  The Company does not at this time have any hedging or other commodity risk control strategies in place.  Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 5.25%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 90%.

We have also estimated that the value of eventual Derek’s 35% holding in LAK meets or exceeds its historical cost carrying value of  $14,392,492.  As this value is below the net present value ascribed the project by the Company’s independent 51-101 report, discounted at 15%, management is confident in the valuation at this time.  This report uses the following estimates: oil price range of US$32-44 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-14 per barrel. These pricing assumptions have been made by Gilbert, Lauston, Jung, an independent engineering firm specializing in oil price forecasting.

The Company annually reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties.  The amount shown ($14, 392,492) represents net costs to date, less amounts depleted or written off and amounts realized from pre-commercial production sales, and does not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy.  These include a realized price for oil of $43.00 US per barrel for 2005-06.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful efforts method. Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties.  Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs.  In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004.  The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

Certain of the prior year’s figures have been reclassified to present consistent treatment with the current year.

Additional information, including Derek’s Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company’s web site at www.derekoilandgas/com

1.11 ADDITIONAL INFORMATION FOR VENTURE ISSUER’S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	January 31, 2006	January 31, 2005
Acquisition costs	$	$
Opening balance	(20,694)	(94,045)
Royalty extension	98,750	-
Closing balance	78,056	(94,045)
Exploration and development costs
Opening balance	14,214,940	14,028,387
Surface preparation and construction	-	13,293
Field house, water and power	(671)	-
Professional engineering	16,053	(2,671)
Geophysics	20,678	-
Field operating costs	163,960	91,332
Less:
Net proceeds from sale of oil	(100,524)	-
Closing balance	14,314,436	14,130,341
Total	14,392,492	14,036,296

The negative cost reflected in field house, water and power reflects a refund received from the Powder River Basin Power Cooperative in the period.  Derek incurred some geophysical and engineering costs on its own account during the period as it completed its own independent review of the 3D seismic.

The field operating costs represent the Company’s portion of the operating costs incurred by the operator.  Net proceeds from oil sales are being deducted from property development costs until commercial production has been established.

	Three Months Ended Jan.31 2006	Three Months Ended Jan.31 2005	Nine Months Ended Jan.31 2006	Nine Months Ended Jan.31 2005
	$	$	$	$
EXPENSES
Bank charges and interest	825	-475	1,873	718
Consulting fees	9,726	18,773	37,592	51,877
Foreign exchange loss (gain)	-127	2,411	10,267	6,480
Legal and audit fees	7,388	11,453	25,866	40,117
Management fees	30,000	30,000	90,000	90,000
Office administration and other	28,524	1,140	82,002	66,653
Office rent and services	31,259	29,957	63,830	107,410
Salaries and benefits	57,090	69,682	180,501	174,523
Shareholders’ information	56,636	15,336	117,572	16,483
Stock exchange and filing fees	18,066	4,931	28,112	7,993
Telephone and fax	5,627	6,296	15,027	15,955
Transfer fees	2,036	4,002	6,749	8,172
Travel	55,368	42,176	98,716	100,860
Stock option expense	-	182,815	119,170	221,386
Royalty maintenance expense	1,984	-	2,869	-
Loss before recoveries	-304,402	-418,497	-880,146	-908,627
Interest and other income	9,552	15,430	17,065	24,853
Loss for the period	-294,850	-403,067	-863,081	-883,774
DEFICIT – START OF PERIOD	-15,634,280	-14,173,203	-15,066,049	-13,690,496
DEFICIT – END OF PERIOD	-15,929,130	-14,574,270	-15,929,130	-14,574,270

For explanation of variances please see Section 1.4 Summary of Quarterly Results.

Schedule of Share Capital

As of the date of this Management Discussion and Analysis
Common Shares outstanding	39,666,630
Options outstanding	3,135,000
Warrants outstanding	2,700,000
Fully diluted share capital	45,501,630

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